

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2015

Via Email
Michael Gorton
Chief Executive Officer
Principal Solar, Inc.
2700 Fairmount
Dallas, Texas 75201

> **Re:** **Principal Solar, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed December 22, 2014**
> **File No. 333-193058**

Dear Mr. Gorton:

We have reviewed your registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 73

Liquidity and Capital Resources, page 80

Acquisition of ISS 46, LLC (*in progress*), page 81

1. We note your disclosure that in November 2014 you entered into a purchase agreement with Innovative Solar Systems, LLC to acquire 100% of the membership interests in ISS 46, LLC in exchange for consideration of $6,280,000. You disclose that payment of the purchase price is to occur in a series of payments in accordance with the terms of the agreement and that $870,000 has been paid to date. You also disclose that the transaction is expected to close no later than June 3, 2015. Based on the information provided, this acquisition appears to exceed the 50% level of significance. Please tell us what consideration you gave to providing historical financial statements of the business to be

acquired and pro forma financial information giving effect to the proposed transaction in your registration statement and how you determined such information either is or is not required. In your response, please tell us the nature of the material assets, liabilities, and any current revenue streams you expect to acquire in this transaction. Please refer to Rules 8-04 and 8-05 of Regulation S-X.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have any questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: D. Grant Seabolt, Jr., Esq.